JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

      THIS JOINT FILING AGREEMENT is entered into as of November 6, 2025, by and among the parties hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of Common Stock, par value $1.00 of Sylvamo Corporation and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned) filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: November 6, 2025   ACR Group Paper Holdings JR LP

                                      By: ACR Group Paper Holdings JR GP LLC, *its general partner*

By:	/s/ Timothy J. Fazio
Name:	Timothy J. Fazio
Title:	President

Dated: November 6, 2025   ACR Group Paper Holdings JR GP LLC

By:	/s/ Timothy J. Fazio
Name:	Timothy J. Fazio
Title:	President

Dated: November 6, 2025   ACR Group Paper Holdings LP

                                      By: Atlas Capital GP IV LP, *its general partner*

                                      By: Atlas Capital Resources GP IV LLC, *its general partner*

                                      By: Atlas GP Global Holdings LLC, *its manager*

By:	/s/ Timothy J. Fazio
Name:	Timothy J. Fazio
Title:	Managing Partner

Dated: November 6, 2025   Atlas Capital GP IV LP

> By: Atlas Capital Resources GP IV LLC, *its general partner*
>
> By: Atlas GP Global Holdings LLC, *its manager*

By: /s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

Dated: November 6, 2025   Atlas Capital Resources GP IV LLC

> By: Atlas GP Global Holdings LLC, *its manager*

By: /s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

Dated: November 6, 2025   Atlas GP Global Holdings LLC

By: /s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Managing Partner

Dated: November 6, 2025   /s/ Andrew M. Bursky
Andrew M. Bursky

Dated: November 6, 2025   /s/ Timothy J. Fazio
Timothy J. Fazio